Exhibit 4.78
STATE-OWNED CONSTRUCTION LAND USE RIGHTS GRANT CONTRACT
This Contract is entered into by and between:

Grantor:	Economic-Technological Development Area Branch, Beijing Municipal Bureau of Land and Resources, the People’s Republic of China;

Address:	Boda Plaza, No. 15 Middle Ronghua Road, Beijing Economic-Technological Development Area

Postcode:	100176

Telephone:	010 — 6788 0187

Facsimile:	010 — 6788 0187

Grantee:	Beijing Ninetowns Software Co., Ltd.

Address:	F2 Building No. 2, No. 2 North Jinyuan Road, Beijing Economic-Technological Development Area

Postcode:	100176

Telephone:	010 — 6589 9846

Facsimile:	010 — 6589 9000

Account Bank:	Bank of Beijing, Hongxing Branch

Account:	01090330400120109148269
CHAPTER 1 GENERAL PROVISIONS
Article 1 The Parties have entered into this Contract in accordance with the principles of equality, free will, consideration and good faith, and in accordance with the Property Rights Law of the People’s Republic of China, the Contract Law of the People’s Republic of China, the Land Administration Law of the People’s Republic of China, the Law of the People’s Republic of China on the Administration of Urban Real Estate and related laws, administrative regulations and land supply policies.
Article 2 The ownership of the land use rights to be granted belongs to the People’s Republic of China. The Grantor grants the state-owned construction land use rights as authorized by law. The granted land use rights do not extend to underground resources and hidden treasures.
Article 3 During the grant term, the Grantee has the rights to occupy, use, benefit from and dispose the state-owned construction land use rights acquired by it in accordance with law. The Grantee also has the rights to construct buildings, fixtures and related facilities on the granted plots in accordance with law.

CHAPTER 2 DELIVERY OF GRANTED PLOTS
AND PAYMENT OF LAND PREMIUM
Article 4 The plots granted under this Contract are Plot F2M1 and Plot F2F2 which have a total land area of fifty eight thousand five hundred and twenty six point five eight square meters (58,526.58 m2), of which the granted area is fifty eight thousand five hundred and twenty six point five eight square meters (58,526.58 m2). The total area of Plot F2M1 is forty four thousand four hundred and seventy six point five seven one square meters (44,476.571 m2) and the total area of Plot F2F2 is forty four thousand and fifty point zero zero nine square meters (44,050.009 m2).
The plots granted under this Contract are located at F2 Block, Ludong District, Beijing Economic-Technological Development Area which is east to the un-granted plots at F2 Block, south to Kechuang No. 13 Street, west to the plot that will be used by Beijing Ninetowns Import and Export Electronic Commerce Software Co., Ltd. (north) and Jinghai No. 5 Road (south), and north to the green land located south of Kechuang No. 12 Street. A boundary map of the granted plots is set forth in Appendix 1 attached hereto.
Article 5 The plot granted hereunder shall be used for industrial purposes.
Article 6 The Grantor agrees to deliver the granted plots to the Grantee on the date hereof. The Grantor agrees that, upon the delivery, the site shall be leveled with above-ground high-voltage cables and underground high-pressure natural gas pipelines. The surrounding municipal roads have not been constructed. Water, power and natural gas supplies, drainage and sewage pipelines and information-based wires will be provided prior to October 31, 2009, when the surrounding municipal roads become usable. The Grantee shall use clean energy to procure its own heat supply before the central heating plant in Ludong District begins its heat supply.
Article 7 The term of the land use rights granted hereunder shall be fifty years, calculated from the date of actual delivery of the land by the Grantor to the Grantee in accordance with Article 6 hereof.
Article 8 The state-owned construction land use rights grant fee for the plot hereunder shall be Renminbi Five Hundred (RMB500) per square meter, for a total of Renminbi Twenty Nine Million Two Hundred and Sixty Three Thousand Two Hundred and Ninety (RMB29,263,290).
Article 9 The earnest money for the land use rights grant fee shall be Renminbi Five Million Eight Hundred and Fifty Two Thousand Six Hundred and Fifty Eight (RMB5,852,658), which shall be set off against the land use rights grant fee.
Article 10 The Grantee agrees to pay the land use rights grant fee to the Grantor in two installments in accordance with the following schedule:

First installment:	Renminbi Six Million (RMB6,000,000), payable within ten days after the date hereof by setting off against the earnest money;

Second installment:	Renminbi Twenty Three Million Two Hundred and Sixty Three Thousand Two Hundred and Ninety (RMB23,263,290), payable within one hundred and eighty days after the date hereof.

In addition to the land use rights grant fee, the Grantee shall pay interest on the outstanding amount of the land use rights grant fee at the monthly interest rate of 0.2% for the period commencing from the sixty-first day to the one hundred and eightieth day.
Article 11 After the Grantee has fully paid the land use rights grant fee in accordance with this Contract, the Grantee shall apply for the registration of the granted state-owned construction land use rights by submitting this Contract, payment receipts of the land use rights grant fee and related certification materials.
CHAPTER 3 DEVELOPMENT, CONSTRUCTION
AND UTILIZATION OF THE LAND
Article 12 The Grantee agrees that the investment of the granted plots shall be implemented in accordance with the following provisions of this Article:
The granted plots shall be used for the purposes of industrial project construction. The Grantee agrees that the amount of total investment in the plot shall be no less than Renminbi Three Hundred and Ninety Million (RMB390,000,000), of which the investment in fixed assets shall be no less than Renminbi Three Hundred and Sixty Million (RMB360,000,000). The total investment in fixed assets hereunder includes without limitation the buildings, fixtures, auxiliary facilities, equipment investments and land grant fee.
Article 13 Buildings, fixtures and the auxiliary facilities to be constructed by the Grantee on the granted plots shall meet the planning requirements of the granted plots that are promulgated by the municipal (county) planning authorities (please refer to Appendix 1 attached hereto for details), among which:

Nature of the main building:	buildings for industrial use, which can be used compatibly as scientific research offices or public service facility buildings;

Gross floor area:	seventy two thousand five hundred and seventy seven square meters (72,577 m2) to one hundred and one thousand eight hundred and forty square meters (101,840 m2) above the ground;

Plot ratio:	Plot F2M1: 1.0 to1.5; Plot F2F2: 2.0 to 2.5;

Construction height limit:	eighteen (18) to forty five (45) meters;

Building density:	40% or less;

Green space coverage:	Plot F2M1: 15% to 20%; Plot F2F2: 20% or higher; centralized green space: no less than 25% of the total green space.

Article 14 The Grantee agrees to develop the granted plots and construct ancillary facilities in accordance with the following provisions of this Article:
The granted plots hereunder shall be used for the purposes of industrial project construction. According to the planning and design requirements provided by the planning authorities, the area of internal administrative offices and living service facilities shall not exceed 5% of the granted plots area hereunder (i.e. 2,926 m2), with a floor area not exceeding 10% of the total floor area. The Grantee agrees not to construct residential apartments, expert buildings, hotels, guest houses, training centers and other non-operational facilities on the granted plots.
Article 15 The Grantee agrees to construct the following ancillary facilities on the granted plots simultaneously with its own buildings, and to transfer such facilities to the government upon completion for free: None.
Article 16 The Grantee agrees to commence construction by September 30, 2009, complete the construction of no less than fifty thousand square meters (50,000 m2) by September 30, 2011, and complete the all construction by August 31, 2012.
If the Grantee can not commence construction on time, the Grantee shall apply to the Grantor for a renewal at least 30 days prior to the deadline. The expected construction completion date shall be extended accordingly, provided, however, that the renewal shall not exceed one year.
Article 17 Water supply, gas supply, sewage, and the connection of the facilities on the granted plots with main pipelines, cables and electricity transformer substation that are located out side of the granted plots shall be constructed and connected in accordance with relevant regulations.
The Grantee agrees that the government may lay various pipelines and cables for public utilities in, on or through the granted plots, provided, however, that the government or the utilities operation entities shall make reasonable compensation to the Grantee for any adverse effect on the functions of the granted plots.
Article 18 The Grantee shall use the granted plots in accordance with the purpose and the plot ratio specified herein without any unauthorized change. If the Grantee intends to change the purpose of the land as set forth herein during the grant term, the Grantor will take the land use rights back in consideration of certain consideration.
Article 19 The government reserves the right to amend the planning requirements in respect of the granted plots hereunder. In the event of an amendment to the original zoning requirements for the granted plots, the existing buildings on the plot shall not be affected, but if the Grantee intends to alter or rebuild existing buildings, fixtures or other auxiliary facilities on the plots during the term or if the Grantee applies for a renewal of the term upon expiration, the Grantee shall comply with the planning requirements then in effect.
Article 20 The Grantor shall not take back the state-owned construction land use rights duly obtained by the Grantee prior to the expiration of the use term provided herein. Under extraordinary circumstances requiring premature take-back of the state-owned construction land use rights in accordance with public interest, the Grantor shall obtain prior approval in accordance with statutory procedures and pay compensation to the Grantee calculated according to the appraised market value of the buildings, fixtures and auxiliary facilities on the granted plots at the time of the take-back, the market value of the land use rights for the remaining term and the appraised direct loss.

CHAPTER 4 ASSIGNMENT, LEASE AND MORTGAGE OF STATE-OWNED
CONSTRUCTION LAND USE RIGHTS
Article 21 After the Grantee has paid the entire state-owned construction land use rights grant fee and obtained a State-Owned Land Use Certificate in accordance with this Contract, the Grantee shall have the right to assign, lease or mortgage all or a portion of the land use rights hereunder. However, the Grantee shall have made investment and completed at least 25% of the total development investment in accordance with this Contract before the Grantee assign any of the land use rights hereunder for the first time.
Article 22 Contracts for the assignment, mortgage or lease of state-owned land use rights may not contradict laws, regulations or this Contract.
Article 23 When the state-owned construction land use rights are assigned, all rights and obligations specified in this Contract and the registration documentation shall also be assigned simultaneously with such state-owned land use rights. Following the assignment, the term of the assigned state-owned construction land use rights shall be the remainder of the term hereunder.
Following the lease of all or a portion of the state-owned construction land use rights hereunder, the rights and obligations specified in this Contract and the registration documentation shall remain with the Grantee.
Article 24 When the state-owned construction land use rights are assigned, leased or mortgaged, the parties to the assignment, lease or mortgage shall submit this Contract, related assignment or mortgage agreement and the State-Owned Land Use Certificate to the state-owned land resources administrative bureau for a land change registration.
CHAPTER 5 EXPIRATION OF THE TERM
Article 25 If the Grantee intends to continue using the granted plots after the expiration of the use term, the Grantee shall submit a renewal application the Grantor at least one year prior to the expiration of the term, and the Grantor shall approve such application unless the Grantor is obligated to take back the land for public interest.
If the Grantor agrees to a renewal, the Grantee shall complete necessary procedures for land use rights grant, lease or other uses of the plots for a consideration, execute relevant contracts and pay the grant fee, rental or other consideration for the use of the land.
Article 26 If, upon the expiration of the land grant term, the Grantee has applied for a renewal but such application is not approved due to public interest, the Grantee shall return the State-Owned Land Use Certificate and complete procedures for deregistration of the state-owned construction land use rights in accordance with laws and regulations. The Grantor shall take back the state-owned construction land use rights without any compensation. The Grantor and the Grantee agree that the Grantor is entitled to acquire the buildings, fixtures and auxiliary facilities on the granted plots, provided, however, that the Grantor shall compensate the Grantee for the buildings, fixtures and auxiliary facilities on the granted plots according to the residual value thereof as at the time of the take-back.

Article 27 If, upon the expiration of the land grant term, the Grantee does not apply for a renewal, the Grantee shall return the State-Owned Land Use Certificate and complete procedures for deregistration of the state-owned construction land use rights in accordance with laws and regulations. The Grantor shall take back the state-owned construction land use rights without any compensation. The buildings, fixtures and auxiliary facilities on the granted plots shall belong to the Grantor without compensation. The Grantee shall maintain the normal functions of the buildings, fixtures and auxiliary facilities on the granted plots and shall not damage them intestinally. If buildings, fixtures and auxiliary facilities on the granted plots cease to be normally usable, the Grantor may require the Grantee to remove or demolish such buildings, fixtures and facilities and to re-level the site.
CHAPTER 6 FORCE MAJEURE
Article 28 Neither party shall be liable for such party’s failure to perform all or any portion of this Contract due to a force majeure event, provided, however, that the affected party shall take all necessary measures to mitigate the loss arising from such force majeure event to the extent possible. Neither party shall be exempted from any liability arising from a force majeure event that occurs during such affected party’s late performance.
Article 29 A party affected by a force majeure event shall give the other party a written notice of the occurrence of the force majeure event by mail, telegram, facsimile or other methods within 7 days after the occurrence of such force majeure event, and shall deliver a report and evidential documents to the other party within 15 days after the occurrence of the event, setting forth the fact that such party can not perform or needs additional time to perform all or a portion of this Contract.
CHAPTER 7 LIABILITY FOR BREACH OF CONTRACT
Article 30 The Grantee shall pay the state-owned construction land use rights grant fee on time in accordance with this Contract. If the Grantee fails to pay such grant fee on time, the Grantee shall pay a late-payment fine to the Grantor calculated at 0.1% of the overdue amount for each day overdue. In the event that any payment is due and outstanding for more than 60 days, and no payment is made after the Grantor’s claim, the Grantor shall have the right to terminate this Contract, foreclose the earnest money and claim compensation from the Grantee for losses caused by the breach.
Article 31 If the Grantee, for its own reasons, intends to terminate its investment in and construction of the projects on the granted plots and applies to the Grantor to terminate this Contract and return the granted land use rights, the Grantor shall, after the Grantor obtains a approval on such termination by the people’s government that originally approved the land grant, repay (without interest) all or a portion of the state-owned construction land use rights grant fee (excluding the earnest money hereunder) to the Grantee, and take back such state-owned construction land use rights in accordance with the provisions set forth below; provided, however, that no compensation shall be provided for the buildings, fixtures and their auxiliary facilities already constructed on the plots and the Grantor may require the Grantee to demolish such buildings, fixtures and facilities and to re-level the site; provided, further, that if the Grantor desires to preserve and use of such buildings, fixtures and facilities, the Grantor shall compensate the Grantee for such buildings, fixtures and facilities.

(1)
If the Grantee submits its application to the Grantor at least 60 days prior to the one-year anniversary of the construction commencement date as set forth herein, the Grantor shall repay the state-owned construction land use rights grant fee that has been paid by the Grantee, less the earnest money as provided hereunder.

(2)
If the Grantee submits its application to the Grantor after the one-year anniversary of the construction commencement date but at least 60 days prior to the two-year anniversary of the construction commencement date as set forth herein, the Grantor shall repay the state-owned construction land use rights grant fee that has been paid by the Grantee, less the earnest money as provided hereunder and a idle plots fee in accordance with laws and regulations.

Article 32 If the Grantee keeps the land idle for more than one year but less than two years, the Grantee shall pay an idle plots fee in accordance with law. If the land remains idle for more than two years without any construction, the Grantor has the right to take back the state-owned construction land use rights without any compensation.
Article 33 If the Grantee fails to commence the development and construction by the date as set forth herein or such other date as may be agreed upon in the event of a renewal, the Grantee shall pay liquidated damages equal to 0.1% of the total amount of the state-owned construction land use rights grant fee for each day overdue to the Grantor. The Grantor has the right to require the Grantee to continue its performance of this Contract.
If the Grantee fails to complete the construction by the date as set forth herein or such other date as may be agreed upon in the event of a renewal, the Grantee shall pay liquidated damages equal to 0.1% of the total amount of the state-owned construction land use rights grant fee for each day overdue to the Grantor.
Article 34 If the total investment amount or the fixed assets investment amount fails to reach the criteria as set forth herein, the Grantor may require the Grantee to pay liquidated damages calculated by: (i) the total grant fee, (ii) times the difference between the total investment amount or the fixed assets investment amount as contemplated hereunder and the actual investment amount or the actual fixed assets investment amount (as the case may be), and (iii) divided by the total investment amount or the fixed assets investment amount (as the case may be). The Grantor may require the Grantee to continue its performance of this Contract.
Article 35 If any of the plot ratio, building density or any other target of the plots is lower than the minimum target as contemplated hereunder, the Grantor may require the Grantee to pay liquidated damages calculated by: (i) the total grant fee, (ii) times the difference between the contemplated target and the actual target, and (iii) divided by the contemplated target. If any of the plot ratio, building density or any other target of the plots is higher than the maximum target as contemplated hereunder, the Grantor shall have the right to obtain the title to the floor area that is in excess of the maximum target as contemplated hereunder without any compensation, and the Grantor shall have the right to require the Grantee to pay liquidated damages calculated by: (i) the total grant fee, (ii) times the difference between the contemplated target and the actual target, and (iii) divided by the contemplated target.

Article 36 If the industrial construction project’s green space coverage ratio, the proportion of the land used for internal administration office and living service facilities, the gross floor area of the internal administration office and living service facilities or any other similar target exceeds the target as contemplated hereunder, the Grantee shall pay liquidated damages equal to 0.1% of the state-owned construction land use rights grant fee to the Grantor and shall remove and demolish the green space and improvements exceeding such targets.
Article 37 If the Grantee pays the state-owned construction land use rights grant fee in accordance with this Contract, the Grantor shall deliver the granted plots on time in accordance with this Contract. If the Grantee’s taking possession of the plots hereunder is delayed due to the Grantor’s failure to deliver the granted plots on time, the Grantor shall pay liquidated damages equal to 0.1% of the paid-in state-owned construction land use rights grant fee for each day overdue to the Grantee. The land use term shall commence on the date of the actual delivery of the plots. If the Grantor’s delivery of the land becomes overdue for more than 60 days and the Grantor fails to deliver the land after the Grantee’s claim, the Grantee shall have the right to terminate this Contract and the Grantor shall repay the earnest money in double to the Grantee and shall repay the remaining amount of the paid-in state-owned construction land use rights grant fee. The Grantee may claim against the Grantor for other losses arising from the breach.
Article 38 If (i) the Grantor fails to deliver the land as scheduled, (ii) the land delivered by the Grantor fails to satisfy the land conditions as set forth herein or (iii) the Grantor unilaterally changed the land use conditions, the Grantee shall have the right to require the Grantor to perform its obligations hereunder and indemnify the Grantee for direct losses suffered by the Grantee arising from such performance delay. The land use term shall be calculated commencing from the date on which the land conditions as set forth herein are satisfied.
CHAPTER 8 GOVERNING LAW AND RESOLUTION OF DISPUTES
Article 39 The conclusion, validity, interpretation and performance of this Contract and dispute resolution in connection with this Contract shall all be governed by the laws of the People’s Republic of China.
Article 40 Any dispute arising from the performance hereof shall be resolved through consultations between the parties. If the parties fail to resolve any dispute through consultations, the parties may submit such dispute to a people’s court to resolve in accordance with laws and regulations.
CHAPTER 9 MISCELLANEOUS
Article 41 The grant plan of the granted plots hereunder has been approved by the Administration Committee of Beijing Economic-Technological Development Area. This Contract shall take effect upon execution by the parties.
Article 42 Each party hereto represents and warrants that the name, correspondence address, telephone number, facsimile number, bank, agent and other information in this Contract are true and effective. If a party changes any of such information, it shall notify the other party in writing within 15 days after the change, otherwise, such party shall be responsible for liabilities arising from the other party’s failure to give notices to such party.

Article 43 This Contract has 19 pages including the appendices. The Chinese version shall prevail.
Article 44 The prices, amounts, floor areas and other numeric information are set forth in both words and figures. The expressions in words and in figures shall be consistent with each other. In the event of any discrepancy between the words and the figures, the number expressed in words shall prevail.
Article 45 Any matters not fully covered herein may be addressed by the parties and attached hereto as appendices upon the parties’ agreement thereon. Such appendices shall have the same force and effect as this Contract.
Article 46 This Contract is made in five counterparts. The Grantor and the Grantee shall each hold two counterparts and Beijing Municipal Bureau of Land and Resources shall hold the remaining one counterpart. All counterparts shall have the same force and effect.

Grantor (affix seal):	Grantee (affix seal):

Legal representative (Authorized Representative)	Legal representative (Authorized Representative)

(signature):	(signature):

/s/	/s/

Date: October 30, 2008

Appendix I. Planning Opinion Letter
Urban Planning Commission of Beijing Municipality
Planning Opinion Letter (Conditions)
2008 Gui (Kai) Yi Tiao Zi No. 0024
Date of Issuance: April 2, 2008

To: Economic-Technological Development Area Branch, Beijing Municipal Bureau of Land and Resources
Your application materials submitted on April 1, 2008 regarding the project of comprehensive scientific research and outsourced services industries contemplated to be planned and constructed on Plot F2M1 and Plot F2F2, Ludong District, Beijing Economic-Technological Development Area have been received. After review, pursuant to the provisions of relevant laws, regulations, rules and urban planning requirements and such relevant materials submitted, we hereby grant approval for you to start the preliminary works of the project design and planning in accordance with the following planning (conditions) opinion and the scope of land plot shown in the attached map.
•	Land Planning Requirements:
•
Contemplated location and scope of the planning construction land: Plot F2F2 and Plot F2M1, Ludong District, Beijing Economic-Technological Development Area (please refer to the map attached for details)

•	Contemplated planned use purpose of the construction land: multi-functions (F) and industrial land (M)
•	Total land area: 58,513 square meters
•
Total construction land area: 58,513 square meters, including 14,047 square meters for Plot F2F2 and 44,466 square meters for Plot F2M1 (The precise figure shall be determined based on the result of the land boundary markers.)

Industrial land area: 58,513 square meters
•	Plot ratio: 2.0 to 2.5 for Plot F2F2 and 1.0 to 1.5 for Plot F2M1

•	Building density: ≤ 40%
•	Building Planning Requirements:
•	Construction land area of the project: 58,513 square meters

•	Building use purpose: industrial buildings

•	Compatible uses: scientific research offices and public service facility buildings

1

•	Controlled building scale: 72,560 square meters ≤ controlled building scale ≤ 101,816 square meters for above-ground floor area
•	Controlled building height: 18 meters ≤ controlled building height ≤ 45 meters (for the site’s controlled height.)
•	Controlled number of stories shall be in accordance with controlled building height
•
Building setback distance: In addition to the following planning requirements, the building setback distance shall be in compliance with environmental protection, fire protection, public security requirements and other professional opinions. The setback distance for the main entrance of the site shall be at least 4 meters.

•
Minimum setback distance from boundary lines: the buildings’ minimum setback distance from the east red lines of the plots shall be 13 meters (including 8-meter wide public routes). The buildings’ minimum setback distance from the green space along Kechuang No. 12 Street shall be 21 meters (including 16-meter wide public routes)

•
Minimum setback distance from road red lines: the building’s minimum setback distance from the north red lines along Kechuang No. 13 Street shall be 3 meters, and the building’s minimum setback distance from the east red lines along Jinghai No. 5 Road shall be 10 meters.

•	Buildings interval shall be in compliance with related laws, regulations and rules.
•	The requirements of the Provisional Regulations on the Residential Buildings Interval of Beijing Municipality shall be satisfied.
•
Vertical design: The vertical design of the site shall be made according to the height of the building near the red lines of the plots to the extent that the transition of the height of the buildings near the red lines is smooth.

•	Environmental Design Requirements:
•	Relationship with neighboring buildings: the roofs of the buildings shall be paved with bright and colorful materials, taking into consideration of the overall city view.
•
Building external walls (colors and design): It is important that the exterior design of the buildings is made carefully and it is encouraged to use multiple measures to enrich environmental effects, reflecting features of the era. The main color of the buildings shall not be white color to the extent possible. The external air conditioners and cooling towers shall be concealed with effective measures and be reasonably compatible with the building design.

2

•
Outdoor square: No walls of any kind shall be constructed along Kechuang No. 13 Street and Paiganqu West Road. The ground floor of all buildings that are located by public streets shall be open to the public.

•
Other requirements: No bricklaying wall or pillar shall be constructed along the south boundary of the north public route, the west boundary of the east public route and east red line of Jinghai No. 5 Road, but green belts or pierced walls may be built according to actual needs. The height of the walls shall not be more than 1.6 meters.

•	Greenery and Environmental Planning Requirements:
•
Greening ratio: Plot F2F2 ≥ 20 and 15% ≤ greening ratio for Plot F2M1 ≤ 20%. The area of solid soil green space may be calculated into the greening ratio. The area within 1.5 meters against buildings and 1.0 meter against roads shall not be calculated into the greening ratio.

•	Centralized green space: the centralized green space shall be no less than 25% of the total green space.
•	Transportation Planning Requirements:
•
Main entrance/exit locations connecting the transportation of the project with the outside: two entrances shall be set on each of Jinghai No.5 Rad and the east public route, which shall be set strictly in compliance with the layout plan

•
Motor vehicle flow: one entrance may be set on each of Kechuang No.13 Street and the north public route (no compulsory requirements). The entrances shall be located at least 80 meters from the infalls of the red lines of the main roads.

•	Non-motor vehicle flow: the entrances for non-motor vehicle flow may be the same as the motor vehicle flow. Traffic management shall be handled properly.

•	Pedestrians: the entrances for pedestrians may be properly set at the public space near Kechuang No.13 Street and public routes.
•	Parking lots: all parking lots and facilities shall be permanent and no temporary parking lot is allowed.
•
Motor vehicle: the minimum requirement for the office area is 65 Parking lots per 10,000 square meters. The number of above-ground parking lots shall be less than 10% of the total number of parking lots.

•	Bicycles: concealed parking lots for bicycles shall be properly set, and the parking lots for bicycles shall not affect the view of the site or the city.
•	Traffic management: the traffic flow shall be one-way circle. The traffic management for the public route shall meet the traffic administrative authorities’ requirements.

3

•	Municipal Public Utilities Planning Requirements:
•	Others: these opinions do not address the locations for the connections of public utilities, which will be provided after the completion of the detailed design of the municipal public infrastructure.
•	Notification of Relevant Requirements:
•
After obtaining the Planning Opinion Letter (Conditions) concerning the project, relevant matters such as bid invitation and submission registration of survey and design shall be conducted in accordance with the law.

•	Where the project requires civil defense construction in accordance with the law, examination opinion from the relevant civil air defense authority shall be obtained.
•
Where the project falls within the restricted and controlled area of old-city or cultural relics protection, examination opinion from the relevant cultural relics protection authority shall be obtained.

•	Miscellaneous:
•
1. The application documents shall include at least two set of plans, environmental effect drawings and their digital copies, including nearby approved projects. Two sets of the application documents shall be submitted;

2. The parking lots shall be set according to the greening parking lots standards. One parking lots group shall have two parking lots. 1 meter strip green belt shall be set between each parking lots group, planting deep-rooted arbors with distance between arbors less than 6 X 6 meters. The parking lots shall be paved with nonwatertight materials.
3. The design shall address the plan for the construction of rainwater utilization facilities, energy-saving and environmental protection measures and barrier-free facilities.
4. The applicant shall apply for a geographic name (building name approval) if a project name will be used.
5. No bricklaying wall or pillar shall be constructed and the height of the walls shall be less than 1.6 meters, calculated from the planned height of the red lines of the plots.
6. Attachments to these opinions: Municipal Design Guidelines for Plot F2F2 and F2M1, F2 Block, Ludong District (as planning design guidelines).
7. The targets and criteria for the plots as set forth in these opinions may be balanced according to the comprehensive development of the plots.

4

•	Special Reminder:
Before applying for the construction-related permit, the construction entity is required to take relevant actions:
•	Before applying for the construction-related permit, the construction entity is required to take relevant actions:
•
If the construction project is required to proceed with survey and design bid invitation in accordance with law, the planning authorities will examine the wining design plan against planning technical indicators in accordance with law. Applications for design plan planning technical indicator examination and approval shall be submitted to the service hall of Municipal Planning Bureau, together with the following documents:

•	Application Form of Construction Project Planning Permit and Other Matters completely filled-in by the construction entity and affixed with the company seal.
•
Photocopies of Schedules to Planning Opinion Letter (Conditions) (including drawings) and other relevant documents that are required for the application for design plan planning technical indicator examination and approval.

•	Copies of the Form of Beijing Municipality Bid Invitation and Submission Registration of Survey and Design with signed opinions and the Notice of Winning the Bidding of Survey and Design.
•
Two sets of planning design plan drawings prepared by qualified design entities in accordance with the requirements set forth in the Schedules to Planning Opinion Letter (Conditions), together with 5 copies of master design plan, which shall be bound in A3 specifications (landscape) or in A4 specifications (vertical).

[The master design plan shall be blue print based on base map of actually measured relief map, marked with economic and technical indicators and description of barrier-free facilities design. The measuring scale of a single building design plan shall be 1:500, the measuring scale of the residential area design plan shall be 1:1,000, and one copy for each of the floor layout, solid drawings and section drawings for material components (measuring scale shall be 1:100 or 1:200).]
•
Where the name of the project falls within the scope of a geographical name or where a building name needs to be used, naming documents of the geographical name or approval documents of the building name issued by the relevant geographical name administrative authority shall be submitted.

•
Construction projects that are not required to proceed with bid invitation in accordance with law may apply for planning design plan examination. Applications for design plan examination and approval shall be submitted to the service hall of Economic-Technological Development Area Planning Bureau, together with the following documents:

•	Application Form of Construction Project Planning Permit and Other Matters completely filled-in by the construction entity and affixed with the company seal.

5

•	Photocopies of Schedules to Planning Opinion Letter (Conditions) (including drawings) and other relevant documents that are required for the application for design plan examination and approval.
•	Copies of the Form of Beijing Municipality Bid Invitation and Submission Registration of Survey and Design with signed opinions.
•
Two sets of planning design plan drawings prepared by qualified design entities in accordance with the requirements set forth in the Schedules to Planning Opinion Letter (Conditions), together with 5 copies of master design plan, which shall be bound in A3 specifications (landscape) or in A4 specifications (vertical).

[The master design plan shall be blue print based on base map of actually measured relief map, marked with economic and technical indicators and description of barrier-free facilities design. The measuring scale of a single building design plan shall be 1:500, the measuring scale of the residential area design plan shall be 1:1,000, and one copy for each of the floor layout, solid drawings and section drawings for material components (measuring scale shall be 1:100 or 1:200).]
•
Where the name of the project falls within the scope of a geographical name or where a building name needs to be used, naming documents of the geographical name or approval documents of the building name issued by the relevant geographical name administrative authority shall be submitted.

•	When applying for the Construction Project Planning Permit, please submit the following relevant applications to the service hall of Economic-Technological Development Area Planning Bureau:
•	letter of authorization for application issued by the construction entity.
•	Application Form of Construction Project Planning Permit and Other Matters completely filled-in by the construction entity and affixed with the company seal.
•
project approval, filing or annual construction plan documents from the construction planning administrative authorities (Development and Reform Commission, Construction Commission) within the valid term.

•	copy of the Planning Opinion Letter (Conditions) (including the attached map).
•
copy of the Form of Beijing Municipality Bid Invitation and Submission Registration of Survey and Design with signed opinion. Where the invitation of bids is clearly needed for the construction, the Notice of Winning the Bidding of Survey and Design shall be submitted simultaneously.

•
one set of construction drawings prepared by the qualified design entity according to the requirements of planning design examination opinion or planning opinion, together with 5 copies of master design plan (4 copies for confidential project), binding in A4 specifications in vertical.

6

[The construction drawings shall include: contents of maps, design statements of barrier-free facilities, master design plan, floor plan of each floor, sectional maps, maps of elevation in all directions, sectional maps of each main part, foundation plans, foundation sectional maps, each in one copy]
•
Where the construction completion archives are required to be registered in accordance with the law, original first copy of the Registration Form of Municipal Construction Project Completion Archives shall be submitted.

•
Where the design plan has been reviewed and examined, the documents of design plan examination opinion shall be submitted. For those projects that do not require a design plan review and examination, literal opinion materials issued by relevant authorities involved (such as civil prevention, cultural relics, etc.) shall be submitted in accordance with the relevant requirements set forth in the planning opinion documents (Reply Approval on Planning Opinion, Planning Opinion Letter (Conditions), etc.).

•
Where the name of the project falls within the scope of a geographical name or where a building name needs to be used, naming documents of the geographical name or approval documents of the building name issued by the relevant geographical name administrative authority shall be submitted.

•
With respect to the residential projects that do not fall within the scope of the newly approved and newly commenced projects on June 1, 2006, copies of prior Project Construction Work Permit of such residential projects shall be submitted.

•
With respect to those residential projects that have been carried out pursuant to the Schedules to Planning Opinion Letter (Conditions) issued after March 1, 2007, residential area construction plan shall be submitted.

Notifications:
1. The Planning Opinion Letter (Conditions) shall only apply for the construction projects filed by an entity (individual) that has obtained land use rights on its own behalf.
2. The Planning Opinion Letter (Conditions) shall be valid for a term of two years, serving as the basis to apply to the relevant construction planning administrative authority for construction project approval (examination and approval, filing). If the preliminary approval (examination and approval, filing) of the project from the relevant construction planning administrative authority has been obtained within two years, the valid term of the Planning Opinion Letter (Conditions) can then be extended and shall be valid for the same term as that of the construction planning approval (examination and approval, filing) document. Upon expiration, such term can not be extended any more and shall become invalid automatically.
3. Construction entities shall appoint design entities with corresponding qualifications to conduct the planning design in accordance with the requirements of the Planning Opinion Letter (Conditions) and relevant laws, regulations, specifications and standards. After obtaining the planning opinion, the construction entities shall conduct bid invitation and submission registration of survey and design and relevant matters in accordance with the Regulations on Standards of Scope and Scale of Construction Project Bidding and Regulations of Beijing Municipality on Standards of Scope and Scale of Construction Project Bidding (Beijing Municipal People’s Government Order No. 89).

7

4. Residential projects shall be equipped with ancillary public service facilities in accordance with the Planning Design Index of Residential Public Service Facilities in Beijing Municipality (Shi Gui Fa [2006] No. 384). The municipal public infrastructure and public service facilities shall be constructed and delivered for use on a simultaneous basis with the residential buildings in accordance with Beijing Municipal Provisional Measures on Administration of Simultaneous Delivery for Use of Residential and Municipal Public Infrastructure and Public Service Facilities of Newly Constructed Commodity Residential Quarter (Jing Jian Fa [2007] No. 99).
5. Naming of Geographical Name
When the entity applies for the Construction Project Planning Permit, where the construction project name of a residential area (residential quarter, residential group) is required, the administrative approval document of relevant geographical name shall be obtained in accordance with the relevant regulations on naming of the geographical name before applying for the Construction Project Planning Permit.
When the entity applies for the Construction Planning Permit, where the building name of the construction project is required, the administrative approval document of relevant geographical name (approval of building name) shall be obtained in accordance with the relevant regulations on naming of the geographical name before applying for the Construction Project Planning Permit.
6. The Planning Opinion Letter (Conditions) (including the attached map) shall be in three originals (including one copy to the relevant construction planning administrative authority) and shall only be valid with text and maps together.
7. The Planning Opinion Letter (Conditions) (draft) (including the attached map) shall be incorporated into the Construction Project Planning Permit (draft).

8